Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: July 9, 2025

VEON @VEONGroup Counting down to Ukraine Recovery Conference in Rome for a brighter future for Ukraine We look forward to discussing what VEON and @TwiyKyivstar, alongside the business community, can do for Ukraine's recovery and reconstruction with global leaders. From our partnership with %StarIink to ensure the resilience of Ukraine's connectivity with satellite services, to driving the country's digital growth potential with fusion, HELSI, Kyivstar.Tech and Kyivstar TV and more, we're dedicated to investing in the future of Ukraine. From the ANasdaq Tower in New York to Kyiv and to Rome, we look forward to working with our counterparts to lead the charge in #InvestinginUkraineNOW 6:31 PM J ul 9, 2025 14 Views

VEON 123,810 follow. ers 20m • Edited • @ VEOf4 Counting down to #URC25 in Rome for a brighter future for Ukraine We believe that private sector has a significant role to play, and look forward to discussing what VEON and KldlBCTap have done and can do for Ukraine's resilience, recovery and reconstruction. From our partnership with STARLINK for satellite connectivity and to our digital growth with Uklon, HELSI, Kyivstar.Tech, Kyivstar TV and more, we're committed to contributing to the future of Ukraine. From Nasdaq in New York to Kyiv and to Rome, we look forward to working with partners, investor community, development counterparts and customers to lead the charge and #investinUkraineNOW Os 2 reposis